Verde Resources, Inc.
Unit 1503, 15/F., The Phoenix, 21-25 Luard Road, Wanchai, Hong Kong
Tel: (852) 2152 1223 Fax: (852) 2152 0612 Website: www.verderesources.us

January 22, 2014

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverage, Apparel, and Mining

Division of Corporation Finance

Securities And Exchange Commission

Re: Verde Resources, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2013 Filed September 30, 2013

Form 10-Q for the Fiscal Quarter Ended September 30, 2013 Filed November 14, 2013 File No. 333-170935

Dear Ms. Jenkins,

     We are providing this letter in connection with your comment on our Form 10-K for the Fiscal Year Ended June 30, 2013 (filed September 30, 2013) and Form 10-Q for the Fiscal Quarter Ended September 30, 2013 (filed November 14, 2013) via File No. 333-170935 dated January 9, 2014.

After reviewing your questions, we now provide our reply as follow:

Form 10-Q for the Fiscal Quarter Ended September 30, 2013 Notes to Condensed Financial Statements, page 7 Note 8 – Subsequent events, page 10

1.

We note your disclosure indicating that you entered into an assignment agreement with Federal Mining Resources Limited on October 25, 2013. We understand that you issued 80,000,000 shares of your common stock in exchange for the “Management Right” in the Merapoh Gold Mines and that you experienced a change in control as a result of this transaction. We also note that you filed a Form 8-K on October 28, 2013 to report this transaction. Please address the following points:

Verde Resources, Inc.
Unit 1503, 15/F., The Phoenix, 21-25 Luard Road, Wanchai, Hong Kong
Tel: (852) 2152 1223 Fax: (852) 2152 0612 Website: www.verderesources.us

  Tell us how you intend to report the acquisition of the Management Right in the Merapoh Gold Mines in your financial statements, providing your analysis of the transaction under FASB ASC 805.
  Our reply:
  The Company intends to file a Form 8K to report this transaction as a reverse merger at the time a supplemental agreement is signed (see below). The Company will follow ASC 805 to identify the legal and accounting acquirer and acquiree. Moreover, the Company will engage a PCAOB registered auditor to perform the audit of this transaction and make full disclosure as soon as the audit report is available.

  Clarify the rights that you maintain related to the Merapoh Gold Mines, including details sufficient to understand your rights to the land, the underlying minerals on the property and any assets and operations associated with the mine.

Our reply:

The Company is preparing to enter a supplementary agreement on the assignment agreement, at which time the transaction will be considered a reverse merger. . This agreement will be filed in the Form 8K when all relevant parties have signed.

  Provide details about the nature of the activities conducted at the Merapoh mine and specify whether the activities would be characterized as exploration, development, or production stage as defined by Industry Guide 7.

Our reply:

The Company does not own any title and/or concession right in any mines. The Company is undertaking natural mineral resource extraction management services. The Company is going to hire a mine management team to supervise the mineral resource extraction activities to ensure that the operations can be carried out without significant problems.

According to the United States Industry Guide 7 (a) (4) on mining operations, the Merapoh Gold Mine is currently in production stage where the mine has produced approximately 10 kilogram gold from July to December 2013. According to ASC 930-330-20 Glossary, the production phase is defined as “when saleable minerals are extracted (produced) from an ore body, regardless of the level of production”. However, the production is limited to a small part of the site, and extraction is

Verde Resources, Inc.
Unit 1503, 15/F., The Phoenix, 21-25 Luard Road, Wanchai, Hong Kong
Tel: (852) 2152 1223 Fax: (852) 2152 0612 Website: www.verderesources.us alluvial gold only. The objective of the Company is preparing to improve the productivity of the mines to ensure that the operation will be carried out effective and efficiency at minimum cost.

     In responding to the above questions regarding your comment on our financial statements, the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Ming Ding Wu

Ming Ding Wu

President